1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Philip T. Hinkle philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

April 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Laura J. Riegel

Re:	Eagle Point Credit Company Inc., et al.

File Number: 812-15512

Dear Ms. Riegel:

We are writing in response to your written comments with respect to an application pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”) and Rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) and Rule 17d-1, thereunder (the “Application”) filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2023 on behalf of Eagle Point Credit Company Inc., Eagle Point Income Company Inc., Eagle Point Institutional Income Fund, Eagle Point Credit Management LLC, Eagle Point Income Management LLC and other applicants named in the Application (collectively, the “Applicants”). The Applicants have considered your comments and authorized us, on their behalves, to make the responses and changes discussed below to the Application.

On behalf of the Applicants, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. Capitalized terms have the same meaning as in the Application unless otherwise indicated.

1.	Please insert the full file number throughout the Application, where appropriate.

Response:

The disclosure has been revised accordingly.

Laura J. Riegel April 23, 2024 Page 2

2.	On the cover page of the Application, please insert “FIRST AMENDED AND RESTATED” before “APPLICATION”.

Response:

The disclosure has been revised accordingly.

3.	To the extent the Commission issues a notice of the filing of this Application giving interested persons an opportunity to request a hearing on the matter, if the Applicants would like to receive any hearing requests by e-mail, please provide email address(es) for the Applicants. Such e-mail address(es) will be included in any notice issued of this Application. See Division of Investment Management Staff Statement on Hearing Requests on Applications Filed Under the Investment Company Act of 1940 and the Investment Advisers Act of 1940, IM-INFO-2020-03 (Apr. 2020), https://www.sec.gov/files/im-info-2020-03.pdf.

Response:

The Applicants respectfully decline to consent to receive any hearing requests by e-mail.

4.	On page 1 of the Application, please revise the parenthetical from (“EPIIF”) to (“EPIIF” and together with ECC and EIC, the “Existing Regulated Funds”).

Response:

The disclosure has been revised accordingly.

5.	Please supplementally explain why the application names ECC Sub Cayman, ECC Sub II Cayman, ECC Sub II, EIC Sub Cayman, EIC Sub, EPIIF Sub Cayman, and EPIIF Sub II Cayman as Applicants. If appropriate, please name and discuss these entities as Applicants in Section II of the Application and clarify whether each is a Wholly-Owned Investment Sub of the applicable Existing Regulated Fund.

Response:

The Applicants note that each such entity is a Wholly-Owned Investment Sub of ECC, EIC, and EPIIF, each an Existing Regulated Fund, and each is listed as an Applicant because it is expected that it may be appropriate for such a Wholly-Owned Investment Sub to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it (e.g., for tax structuring reasons). The Applicants have added reference to such entities in Section II.

Laura J. Riegel April 23, 2024 Page 3

6.	On page 2 of the Application, please delete “the” before “ECC” in the following sentence: “Eagle Point Credit Management LLC (“EPCM”), a Delaware limited liability company that serves as the investment adviser to the ECC, EPIIF and certain of the Existing Affiliated Funds (as defined below), on behalf of itself and its successors.”

Response:

The disclosure has been revised accordingly.

7.	On page 2 of the Application, please insert a footnote after the term “successors” that reads “The term ‘successor,’ as applied to each Adviser means an entity which results from reorganization into another jurisdiction or change in the type of business structure.”

Response:

The disclosure has been revised accordingly.

8.	On page 2 of the Application, please revise the parenthetical from “(‘EPIM’)” to “(‘EPIM’ and together with EPCM, the ‘Existing Advisers’).”

Response:

The disclosure has been revised accordingly.

9.	On page 2 of the Application, please delete “the” before “EIC” in the following sentence: “Eagle Point Income Management LLC (“EPIM”), a Delaware limited liability company that serves as the investment adviser to the EIC on behalf of itself and its successors.”

Response:

The disclosure has been revised accordingly.

Laura J. Riegel April 23, 2024 Page 4

10.	On page 2 of the Application, please delete “and their affiliates” from the following sentence: “The accounts identified in Schedule B hereto that the Advisers and their affiliates use to hold various financial assets in a principal capacity (together, “Existing Proprietary Accounts”).”

Response:

The disclosure has been revised accordingly.

11.	On page 2 of the Application, please revise the parenthetical from “(together, ‘Existing Proprietary Accounts’)” to “(together, ‘Existing Proprietary Accounts’ and together with any Future Proprietary Accounts (as defined below), the Proprietary Accounts (as defined below)).”

Response:

The disclosure has been revised accordingly.

12.	On page 2 of the Application, please replace “EPCM, EPIM” with “the Existing Advisers” in the definition of “Adviser.”

Response:

The disclosure has been revised accordingly.

13.	On page 3 of the Application, please revert to the precedent on which the Application is modeled (KKR Real Estate Select Trust, et al., File No. 812-15181, “KKR Application”), deleting “applicable” before “Regulated Fund” in the definition of “Board.”

Response:

The disclosure has been revised accordingly.

14.	On page 4 of the Application, please replace “any of the Advisers” with “an Existing Adviser” in the definition of “Future Adviser.”

Response:

The disclosure has been revised accordingly.

Laura J. Riegel April 23, 2024 Page 5

15.	On page 4 of the Application, please delete the “and that controls, is controlled by, or is under common control with, any of the Advisers” from the following portion of the definition of “Future Advisers”: “(b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by, or is under common control with, any of the Advisers. . .”

Response:

The disclosure has been revised accordingly.

16.	On page 4 of the Application, please revert to the KKR Application, deleting “Form 10 or” from the definition of “Objectives and Strategies.”

Response:

The Applicants respectfully acknowledge the SEC staff’s comment and note that reference to Form 10 is included in the Application in the event that a private business development company is formed and required to register with the SEC. The Applicants also respectfully note that the inclusion of Form 10 in the Application is consistent with the application for Fidelity Private Credit Fund., et al., which is cited in the footnote 24 of the Application.

17.	On page 5 of the Application, please replace “ECC, EIC, EPIIF” with “the Existing Regulated Funds” in the definition of “Regulated Funds.”

Response:

The disclosure has been revised accordingly.

18.	On page 6 of the Application, please insert “Existing” before “Regulated” in the heading to Section II.A of the Application.

Response:

The disclosure has been revised accordingly.

19.	On page 6 of the Application, please delete the second, third, fourth and fifth sentences of the first paragraph of Section II.A of the Application. They provide historical information on ECC which obscures necessary representations.

Response:

The disclosure has been revised accordingly.

Laura J. Riegel April 23, 2024 Page 6

20.	On page 6 of the Application, please delete the second, third, fourth and fifth sentences of the second paragraph of Section II.A of the Application. They provide historical information on EIC which obscures necessary representations.

Response:

The disclosure has been revised accordingly.

21.	On page 6 of the Application, please delete the following language from the third paragraph of Section II. A: “EPIIF commenced operations on June 1, 2022 and is offering its shares of beneficial interest on a continuous basis at the applicable period end net asset value per share plus any applicable sales loads and”. It provides historical information on EPIIF which obscures necessary representations.

Response:

The disclosure has been revised accordingly.

22.	Please supplementally cite to precedent, if any, where an investment company applicant operated as a tender offer fund, and include that citation in Section III.D. of the Application, if it is not currently cited. Otherwise, please supplementally address how EPIIF’s operation as a tender offer fund would affect its complying with and/or other Applicants complying with the terms and conditions of the Application.

Response:

The Applicants respectfully note that KKR Real Estate Select Trust Inc. is operated as a tender offer fund (among other applicants over time). The order issued to KKR Real Estate Select Trust Inc. is cited in Section III.D (the “KKR Order”). Similar to the application for the KKR Order, the Applicants have removed reference to the operations of EPIIF as operating as a tender offer fund.

Laura J. Riegel April 23, 2024 Page 7

23.	Please supplementally provide a structure chart of various business groups that clearly shows all ownership and advisory relationships between legal entities in the corporate family; please supplementally explain how the various investment advisers operate within their business groups. The SEC staff reserves additional comments on Section II.C of the Application pending its review of the structure chart.

Response:

Please see structure chart attached as Exhibit I to this letter. Each of the Existing Advisers other than EPCM is party to a personnel and resources agreement, whereby EPCM makes available personnel and resources, including portfolio managers and investment personnel, to such other Existing Adviser as it may determine to be reasonably necessary to the conduct of its operations.

24.	On page 7 of the Application, please revert to the KKR Application, replacing “pursuant to Section 203 of the Advisers Act” with “under the Advisers Act” in the first sentence of each of the first and second paragraphs in Section II.C.

Response:

The disclosure has been revised accordingly.

25.	Please supplementally confirm that any Existing Proprietary Account that currently intends to rely on any Order that may be granted has been named as an Applicant and that the Application contains a description of all such Applicants, including in such description whether each such Applicant is an Adviser. With respect to any Existing Proprietary Account that is not an Adviser, whether existing now or in the future, please explain supplementally how the Adviser will ensure compliance by each such entity with the conditions of the Application.

Response:

The Applicants hereby confirm that any Existing Proprietary Account that currently intends to rely on any Order that may be granted has been named as an Applicant and that the Application contains a description of all such Applicants. The Applicants also confirm that none of the Advisers is an Existing Proprietary Account. Any Existing Proprietary Account will be subject to oversight by an Adviser. As a result, an Adviser will ensure compliance by each Existing Proprietary Account with the conditions of the Application in the same manner in which the Adviser will ensure compliance by each Affiliated Fund.

Laura J. Riegel April 23, 2024 Page 8

26.	Please update Schedule B to add the names of the Existing Proprietary Accounts.

Response:

The disclosure has been revised accordingly.

27.	On page 7 of the Application, please clarify the entities that are “certain” affiliates of EPCM, and if they are named as Applicants in the Application. Please supplementally explain how this feature of the Co-Investment Program is consistent with the KKR Application. Otherwise, please revert to the KKR Application, deleting this phrase.

Response:

The disclosure has been revised accordingly.

28.	On page 7 of the Application, please insert the following as a new paragraph in Section II.D: “Each Proprietary Account will be subject to oversight by an Adviser. As a result, an Adviser will ensure compliance by each Proprietary Account with the conditions of the Application in the same manner in which the Adviser will ensure compliance by each Affiliated Fund.”

Response:

The disclosure has been revised accordingly.

29.	On page 8 of the Application, please insert “Existing” before both occurrences of “Advisers” in the first two sentences of Section III.A.

Response:

The disclosure has been revised accordingly.

30.	On page 8 of the Application, please revert to the KKR Application, deleting the following sentence: “The Advisers (including their affiliates) may hold various financial assets in a principal capacity from time to time.”

Response:

The disclosure has been revised accordingly.

Laura J. Riegel April 23, 2024 Page 9

31.	Please supplementally confirm that the Investment Committees reference in section III.A.1(a) exist.

Response:

Confirmed.

32.	On page 9 of the Application, please revert to precedent, revising “The Advisers maintain and implement policies. . .” to read: “If the requested Order is granted, the Advisers will establish, maintain, and implement policies. . .”

Response:

The disclosure has been revised accordingly.

33.	Please supplementally confirm that “each applicable Investment Committee” referenced in the following sentence exists: “Representatives from each Adviser to a Regulated Fund are members of each applicable Investment Committee or otherwise entitled to participate in each meeting of any Investment Committee that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria.”

Response:

Confirmed.

34.	On page 10 of the Application, please revert “The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds. . .” to the KKR Application, revising the sentence to read: “The final Internal Order with respect to any Regulated Fund will be submitted . . .”

Response:

The disclosure has been revised accordingly.

Laura J. Riegel April 23, 2024 Page 10

35.	On page 12 of the Application, please replace “Pro Rata” with “Pro Rata Follow-On Investments” in the following sentence: “The Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board.”

Response:

The disclosure has been revised accordingly.

36.	On page 13 of the Application, please replace “Regulated” with “Regulated Funds” in the following sentence and confirm the Application, as appropriate: “If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.”

Response:

The disclosure has been revised accordingly.

37.	Please insert the following citations after the closing parenthetical in footnote 23: “Stellus Capital Investment Corporation, et. al. (File No. 812-15255) Release No. IC-34556 (April 11, 2022) (notice), Release No. IC-34579 (May 9, 2022) (order); BlackRock Capital Investment Corporation, et al. (File No. 812-15259) Release No. IC-34535 (March 18, 2022) (notice), Release No. IC-34558 (April 14, 2022) (order).”

Response:

The disclosure has been revised accordingly.

38.	As Applicants have deleted a footnote from the Application, please update footnote cross-references throughout as appropriate and ensure that the cross-references are accurate.

Response:

The Applicants respectfully acknowledge the SEC staff’s comment and confirm that the footnote cross-references used throughout the Application are accurate.

Laura J. Riegel April 23, 2024 Page 11

39.	On page 28 of the Application, please delete “in” in the following phrase, conforming the wording in the proviso to that in the penultimate paragraph of Section II.B on page 19 of the Application: “will not apply to a Regulated Fund during any time in which the Holders in the aggregate. . .”

Response:

The disclosure has been revised accordingly.

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3460 or by email at philip.hinkle@dechert.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle

cc:	Thomas P. Majewski, Chief Executive Officer, Eagle Point Credit Company Inc.
Kenneth P. Onorio, Chief Financial Officer, Eagle Point Credit Company Inc.
Nauman S. Malik, Chief Compliance Officer, Eagle Point Credit Company Inc.
Thomas J. Friedmann, Dechert LLP
Katie Hyer, Dechert LLP

Laura J. Riegel April 23, 2024 Page 12

Exhibit I